Exhibit 99.5

Audience:	Global Dell team
Channel:	ODW corporate blog
From:	Steve Schuckenbrock
Title:	Get to Know Perot Systems!
For the last several years here at Dell, we’ve been on a mission to take complexity out of IT, drive costs down and deliver end-to-end solutions based on the unique needs of our customers. We’ve sought out and partnered with companies that shared this common vision for the enterprise, looking for those that really “got it.”
One company in particular really did “get it.” And today, we announced intent to acquire that company. It’s a company that has been innovating in the services industry for more than 20 years. Let me tell you more about who this company is and what they do.
Perot Systems: Long-Term Relationships Based on Values and Industry Expertise
•	Values-driven company

•	Culture of service and results

•	Solving problems and seeing the world from our clients’ point of view

•	One methodology, one team, one company
Sounds familiar, doesn’t it? Dell and Perot Systems share many of the same goals and values.
Perot Systems is a leading provider of infrastructure, applications, and business process services and solutions. Working with healthcare, government, manufacturing, consumer products and services, and financial services customers, they deliver new and efficient service models that range from consulting and projects to modular services and outsourcing.
In the enterprise, they’re showing customers the agile and flexible benefits of the cloud with best-in-class integration and virtualization services.
They’ve taken a leadership role in the future of the healthcare industry, developing solutions for electronic health records, healthcare informatics and financial optimization.
They continue to expand their reach globally, moving into geographies including China, Latin America, India and Europe.
With an eye on the future, Perot Systems is focused on the creation and delivery of next-generation services. This acquisition is right on target with Dell’s strategic plan. We share deep industry expertise, an unrelenting focus on the customer, and a commitment to simplify and drive efficiencies in the enterprise.
Both Dell and Perot Systems are made up of teams of committed, engaged and talented people from all over the world. These teams know how to deliver truly differentiated value to customers, keeping their needs at the heart of everything they do.
This is the right path. It’s a great marriage. And an important step in building a bigger and better Dell.
Take the time to learn more about Perot Systems on its Web site: www.perotsystems.com. Theirs is a fascinating story and one that will enrich the history, the capabilities and the impact of Dell.

Additional Information
The planned tender offer described in this blog post has not yet commenced. The description contained in this blog post is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Dell will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Perot Systems will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Perot Systems’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.